Exhibit 1

November 13, 2012

To whom it may concern:

Company Name: Hitachi Metals, Ltd.

Name of Representative: Hiroyuki Fujii,

President and Chief Executive Officer

(Code: 5486; First Section of the Tokyo Stock

Exchange and the Osaka Securities Exchange)

Contact: Kazutsugu Kamatani,

Division Head, Corporate Communications Div.

(+81-3-5765-4075)

Company Name: Hitachi Cable, Ltd.

Name of Representative: Hideaki Takahashi,

President and Chief Executive Officer

(Code: 5812; First Section of the Tokyo Stock

Exchange and the Osaka Securities Exchange)

Contact: Shoichi Kogure,

General Manager, Administration Dept.,

Human Resources & Administration Div.,

Business Support Group

(+81-3-6381-1050)

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in the open market or privately negotiated purchases.

Hitachi Metals, Ltd. and Hitachi Cable, Ltd. Conclude a Basic Agreement on Business Integration

We hereby announce that Hitachi Metals, Ltd. (head office: Minato-ku, Tokyo, President and Chief Executive Officer: Hiroyuki Fujii; hereafter, “Hitachi Metals”), and Hitachi Cable, Ltd. (head office: Chiyoda-ku, Tokyo, President and Chief Executive Officer: Hideaki Takahashi; hereafter, “Hitachi Cable”), concluded a basic agreement today to integrate their businesses through a merger.

Going forward, we will be engaging in detailed investigations and consultations with the aim of concluding a merger agreement in early January 2013 and implementing the business integration on April 1 of the same year.

1.	Purpose of and Background to the Business Integration

(1)	Purpose of the Business Integration

Through the business integration, the two companies aim to produce synergies: strengthening their abilities to develop materials and products; expanding their business domains; supplying new products, services and solutions that meet the expectations of markets and customers; and reinforcing and expanding their markets and customer bases.

In addition, by effectively using the sales networks and production centers of both companies, we will enhance business efficiency and establish a global production and sales structure.

Through these initiatives, we will endeavor to steadily develop into a high-functional materials manufacturer like no other in the world.

(2)	Background to the Business Integration

In the high-functional materials field, Hitachi Metals engages in developing a global business in the areas of automobiles, electronics and industrial infrastructure. Given increasing initiatives toward the realization of a low-carbon society in various countries and regions worldwide, Hitachi Metals focuses its management resources on environment-friendly products to accelerate the development of these products and launch them in the market. At the same time, it strives to reinforce its business structure in the pursuit of sustainable growth.

Meanwhile, Hitachi Cable has, since its foundation, supplied markets with a diverse range of products, services and solutions to transmit energy and information more quickly, reliably and efficiently. With the aim of transforming itself into a highly profitable enterprise, Hitachi Cable currently focuses its management resources on three priority target areas: industrial infrastructures, electric power infrastructures and next-generation energy, and information and telecommunication infrastructures.

However, the external environment has changed rapidly in recent years and competition is expected to intensify in the market domains where both companies operate their business activities.

Amid such circumstances, both companies have independently searched for new ways to pursue growth and development. To achieve sustainable growth as a high-functional materials manufacturer, we have come to realize that we need to improve business efficiency through the effective use of management resources, step up implementation of a global strategy, expand business and development domains, strengthen sales capabilities and enlarge our customer base.

(3)	Purpose of the Business Integration

1)	Enhance Business Competitiveness and Expand and Create Business Domains

In the field of industrial and information infrastructure and the automobile and electronics-related industries, we will expand business domains in which we can demonstrate our strengths and reinforce our sales network and sales structure to expand our customer base. Through such initiatives, we will improve our marketing ability and integrate our technological and developmental capabilities to establish a structure that allows us to efficiently deliver solutions covering the development of, sale of, and technical services relating to, materials and products that our customers demand. Over the medium to long term, we will open up new markets and domains that can contribute to growth and also accelerate the speed of our advancement.

2)	Accelerate Implementation of a Global Strategy

With the goal to achieve growth in global markets, both companies have developed businesses in various countries and regions in North America, Central America, Europe, China and other parts of Asia. Taking this business integration as an opportunity, we will further accelerate our efforts to strengthen and expand our marketing and sales structure, and to globalize our procurement and production operations. We will also effectively use both companies’ business bases to increase the speed of execution and managerial efficiency while developing and utilizing human resources globally.

3)	Strengthen Advanced Technological Development Capabilities

In addition to integrating each company’s individual strengths in manufacturing technology and product development, and employing each other’s technology to expand the fields of our strengths, we will engage in process innovations to meet various market and customer needs. We will also transform our research operations by integrating our R&D structures, including research laboratories, increase the speed of bringing new products to the markets of automobile-related fields and the industrial infrastructure field, and develop next-generation materials and products.

4)	Establish a Robust Business Foundation

We will efficiently use the domestic and overseas bases of both companies, and strengthen our business foundation. We will also expand procurement globally and bulk purchasing, reduce IT and other costs to swiftly deliver benefits from the business integration. And we will not only increase the scale of our operations, but also enhance our profitability to establish a robust financial foundation. At the same time, we will use capital and assets strategically and flexibly to maximize our corporate value.

We will also strengthen relationships among the employees of companies and group companies as well as partner companies, and pay due consideration to ties with each local community and work to enhance value for various stakeholders.

2.	Outline of the Business Integration Plan

(1)	Form of the Business Integration

The integration of the two companies’ businesses will take the form of an absorption-type merger (hereafter, “the merger”). The business integration will be on an equal basis, but procedurally Hitachi Metals will be the surviving company and Hitachi Cable will become an extinct company by absorption.

Conclusion of basic agreement on business integration (by Hitachi Metals and Hitachi Cable): November 13, 2012

Conclusion of merger agreement (by Hitachi Metals and Hitachi Cable): Early January, 2013 (Tentative)

Extraordinary general meeting of shareholders (by Hitachi Metals and Hitachi Cable): Late February 2013 (Tentative)

Merger execution (effective date): April 1, 2013 (Tentative)

Note, however, that the above business integration plan and schedule may be changed, and the decision to go ahead with the business integration plan may even be reviewed during the course of the procedures and consultations relating to the business integration.

(2)	Name of the Integrated Company, Composition of Representatives and Officers, etc.

Matters will be determined following future consultations between the two companies.

(3)	Merger Ratio

The share allotment ratio applied to the merger will be determined following future consultations based on an assessment from a third-party institution.

(4)	Expectation of Delisting and the Reasons Therefore

Due to the merger, Hitachi Cable’s common stock is scheduled to be delisted three trading days before the merger date in accordance with the delisting standards of the Tokyo Stock Exchange and the Osaka Securities Exchange.

The purpose of the merger is as stated in 1. (1) above. The merger is not aimed explicitly at the delisting of Hitachi Cable’s stock. Shares of Hitachi Metals’ common stock to be allotted under the merger to current shareholders of Hitachi Cable will be listed on the Tokyo Stock Exchange and the Osaka Securities Exchange even after the delisting of Hitachi Cable’s common stock. Accordingly, we expect that shareholders who receive an allotment of 1,000 or more shares of Hitachi Metals’ common stock (1,000 shares = one unit of Hitachi Metals’ stock) as a result of the merger will still be able to trade their units of shares on both exchanges after the effective date of the merger, and the liquidity of their stock will be ensured.

After the merger, those shareholders with fewer than 1,000 shares of Hitachi Metals’ common stock cannot sell the shares of less than one unit on the Tokyo Stock Exchange and the Osaka Securities Exchange. They can use, however, the buyback system (for sale by the shareholder of fewer than 1,000 shares of common stock) or the additional purchase system (for additional purchase from Hitachi Metals of shares of common stock to reach 1,000 shares) for shares of less than one unit of Hitachi Metals.

(5)	Measures to Ensure Fairness

Because the merger is between Hitachi Metals and Hitachi Cable, which are both consolidated subsidiaries of Hitachi, Ltd. (hereafter, “Hitachi”), it represents a transaction involving controlling shareholders and other parties prescribed in the ordinance for enforcement.

To ensure the fairness and validity of the merger, both companies plan to ask an independent, third-party valuation institution to calculate the merger ratio, and plan to conduct negotiations and consultations with reference to the analysis by, and the opinions of, these third-party institutions as well as the advice of a law firm that is independent of both companies.

(6)	Measures to Avoid Conflicts of Interest

Nobuo Mochida, who concurrently serves as Director of both Hitachi Metals and Hitachi Cable, has not participated in the deliberations and the resolution of the Board of Directors’ Meetings for the conclusion of the Basic Agreement on Business Integration in order to avoid any conflict of interest. Further, Toshikazu Nishino, who concurrently serves as Director of Hitachi Metals and Vice President and Executive Officer of Hitachi, Tadahiko Ishigaki, who concurrently serves as Director of Hitachi Metals and Director of Hitachi’s consolidated subsidiary Hitachi Transport System, Ltd., and Makoto Ebata, who concurrently serves as Director of Hitachi Cable and Senior Vice President and Executive Officer of Hitachi, have participated in the deliberations and the resolution of the Board of Directors’ Meetings for the conclusion of the Basic Agreement on Business Integration, deemed not detrimental to minority shareholders of Hitachi Metals and Hitachi Cable.

(7)	Handling of Subscription Rights to Shares and Bonds with Subscription Rights to Shares

Not applicable.

3.	Structure for Studying and Moving Forward with the Integration

A committee, the Integration Study Committee, jointly chaired by the presidents of the two companies will be established and will begin conducting investigations toward the merger.

Matters concerning the business integration that have yet to be determined will be announced when they are decided.

4.	Profiles of the Two Companies

(1)	Company Name	Hitachi Metals, Ltd.		Hitachi Cable, Ltd.

(2)	Location	2-1, Shibaura 1-chome, Minato-ku, Tokyo		14-1, Sotokanda 4-chome, Chiyoda-ku, Tokyo

(3)	Name and Title of Representative	Hiroyuki Fujii, President and Chief Executive Officer		Hideaki Takahashi, President and Chief Executive Officer

(4)	Line of Business	Manufacturing and sales of high-grade metal products and materials, electronics and IT devices, and high-grade functional components		Manufacturing and sales of wire and cables, automobile components, IT devices, copper and brass products, electronics materials, and others

(5)	Capital	¥26,284 million		¥25,948 million

(6)	Date of Establishment	April 1956		April 1956

(7)	Number of Outstanding Shares	366,557,889 shares		374,018,174 shares

(8)	Fiscal Year-End	End of March		End of March

(9)	Number of Employees	18,056 (consolidated)		14,142 (consolidated)

(10)	Major Customers	Nissan Motor Co., Ltd. Mitsubishi Electric Corporation		Hitachi, Ltd. Marubeni Metals Corporation

(11)	Main Financial Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation		The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Corporate Bank, Ltd.

(12)	Main Shareholders and Shareholding Ratio	Hitachi, Ltd.	52.80%	Hitachi, Ltd.	51.41%

(13)	Relationship between the Parties

	Capital Relationship	Both Hitachi Metals and Hitachi Cable are subsidiaries of Hitachi, Ltd. There is no capital relationship between Hitachi Metals and Hitachi Cable.

	Personnel Relationship	Nobuo Mochida concurrently serves as Chairman of the Board for both Hitachi Metals and Hitachi Cable.

	Transactional Relationship	Hitachi Metals and Hitachi Cable have a transactional relationship for trading products and services.

	Situation regarding Related Parties	Hitachi, Ltd. is the parent company of Hitachi Metals and Hitachi Cable and, therefore, falls under the category of related parties.

(14)	Business Performance and Financial Position of the Parties for the Last Three (3) Years

	Hitachi Metals, Ltd. (consolidated)			Hitachi Cable, Ltd. (consolidated)
Fiscal Year Ended	March 2010	March 2011	March 2012	March 2010	March 2011	March 2012
Consolidated Net Assets	212,783	228,010	240,395	123,233	106,093	83,034
Consolidated Total Assets	517,984	529,869	579,862	289,016	270,750	245,882
Consolidated Net Assets per Share (Yen)	548.76	591.51	625.04	332.69	285.12	221.37
Consolidated Sales	431,683	520,186	556,914	372,450	419,279	432,540
Consolidated Operating Income	13,349	43,143	44,867	-6,381	788	1,966
Consolidated Ordinary Income	10,033	37,591	44,288	-4,939	-1,765	927
Consolidated Net Income	1,937	22,204	17,886	-9,110	-12,993	-22,758
Consolidated Net Income per Share (Yen)	5.50	63.00	50.75	-25.04	-35.65	-62.35
Dividend per Share (Yen)	12.00	12.00	12.00	5.00	2.50	-

Notes:	1. As of March 31, 2012, unless otherwise specified.
2. All amounts are in millions of yen unless otherwise specified.

Contact information for inquiries concerning this matter:

Hitachi Metals, Ltd.:	Corporate Communications Office (+81-3-5765-4075)

Hitachi Cable, Ltd:	Corporate Communication Section, Administration Department, Human Resources & Administration Div., Business Support Group (+81-3-6381-1050)